NeuBase Therapeutics, Inc.
350 Technology Drive

Pittsburgh, PA 15219

April 12, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:	NeuBase Therapeutics, Inc.

Registration Statement on Form S-3, Filed April 1, 2021

File No. 333-254980

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NeuBase Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-254980) of the Company (the “Registration Statement”), filed with the Securities and Exchange Commission on April 1, 2021, be accelerated so that such Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on April 14, 2021, or as soon as possible thereafter. As of the date above, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Hartlin to orally modify or withdraw this request for acceleration.

Sincerely, NEUBASE THERAPEUTICS, INC.

By:	/s/ Dietrich A. Stephan
Dr. Dietrich Stephan
President and Chief Executive Officer

cc:	Sam Backenroth, Chief Financial Officer, Secretary and Treasurer, NeuBase Therapeutics, Inc.

Jeffrey T. Hartlin, Paul Hastings LLP